MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	July 22, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received on July 7, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.  Cover Page (comments apply to all funds)

a.	Please confirm that the fund name on the front cover page of the prospectus is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

Response:                                The Series and Class Identifiers have been updated to reflect the list of Funds on the first page.

b.	Please confirm that the fund does not have an exchange ticker symbol that would otherwise be put adjacent to each class of the fund. See Form N-1A, Item (a).

Response:                                The Funds of the Trust do not have an exchange ticker symbol.

2.  Summary (p. 1) (comments apply to all funds)

a.
If the Trust intends to use the summary prospectus for this fund, please include the legend required by Rule 498 (b)(1)(v) at the beginning of each summary prospectus.  See 17 C.F.R. sec. 230. 498 (b)(1)(v).  Please provide staff with a copy of the legend that will be included in that 497k filing.

Response:   Effective October 11, 2010, the Registrant intends to begin using the summary prospectus.  The Registrant will add the following legend to the beginning of each Fund description.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at www.jackson.com. You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com.  The current Prospectus dated and SAI, both dated October 11, 2010 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

The Registrant has also added the following disclosure to each Fund description to comply with Items 6, 7, and 8 of the Form N-1A.

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

b.
Please ensure that the Principal Strategies summary provided in response to Item 4 discusses all strategies that entail any of the risks discussed in the Principal Risks summary and vice-versa.  Please also ensure that the Principal Strategies and Risks summaries provided in response to Item 4 summarize all risks discussed in the principal strategies and related risks section provided in response to Item 9 and vice versa.

Response:    The Registrant has reviewed each Funds’ disclosure and believe that responses to Item 4 summarize all risks discussed in the principal strategies and related risks section in the summary, as well as, the Item 9 disclosure for each Fund.

3.  JNL/BlackRock Commodity Securities Fund (pp. 48-50)

a.
In the second paragraph of the principal investment strategies section on page 48, please clarify the first sentence to read something to the effect that “the Fund will utilize two strategies…”  Please make this same change in the Item 9 principal strategies disclosure on page 262.

Response:    The Registrant has deleted the stricken out language and added the underscored language below to the second paragraph of the section “Principal Investment Strategies” to clarify the statement.  Registrant confirms that this same change has been made to the Item 9 principal strategies disclosure.

Under normal market conditions, the Fund will utilize ~~be comprised of~~ two strategies and will invest approximately 50% of its total assets in each strategy.  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials.  The “Commodity Strategy” will focus on investments in commodity securities.

b.
At the top of page 49, the disclosure states that the fund may invest in companies that obtain the majority of their revenues by financing the activities of companies involved in the production of natural resources.  Please consider whether any additional risks related to financing should be disclosed in the principal risks summary and in Item 9 disclosure, (e.g., counterparty risk?)

Response:    The Registrant believes that the current risk disclosures are sufficient and do not believe that further risk disclosure is necessary.

c.
In the last paragraph of the principal investment strategies section on page 48, please clarify the statement that the fund may not invest directly in commodities.  Does that mean the fund does not intend to make such investments, or may or may not make such investments?  Please make this same change in the Item 9 principal strategies disclosure on page 263.

Response:   The Registrant has deleted the stricken out language and added the underscored language below to the last paragraph of the section “Principal Investment Strategies” to clarify the statement.  The Registrant has also made this change to the “Principal Investment Strategies” section in Item 9.

To gain exposure to commodities, the Fund may invest in certain securities, instruments or derivatives that provide exposure to commodities, including, but not limited to: commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options.  The Fund may hold a portion of its portfolio in fixed-income securities.  The Fund does not intend to ~~may not~~ invest directly in commodities.

d.
Please add prepayment risk (or call risk) and extension risk to the risk summary on page 49 inasmuch as the fund discloses investment in fixed income securities as a principal investment strategy in the principal investment strategies summary on page 48.  Please make this same change in the Item 9 principal risks disclosure on page 262.

Response:    The Registrant has added “prepayment risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been added to the Item 9 description in the “Principal Risks.”

e.
The summary lists derivatives as a principal risk, but does not list all of the risks entailed in such instruments.  Specifically the summary description of derivatives risk for this fund does not list correlation risk and liquidity risk, as does the summary description of derivatives risk for other funds (e.g., BlackRock Global Allocation).  Please revise this summary description accordingly and make any corresponding changes needed to the response to Item 9 requirements.  In addition, the summary description of derivatives risk does not list counterparty risk.  Please revise the summary description of derivatives risk to specify this risk and ensure that any corresponding changes needed in response to Item 9 are made.  In addition, please revise the prospectus for all other funds that engage in derivatives as a primary strategy but omit counterparty risk as a principal risk (e.g., Global Allocation and Capital Guardian Diversified Research Fund).

Response:    The Registrant has added the underscored language to both the summary derivatives risk description for each applicable fund, and to the derivatives risk description in the Glossary of Risks.  “Counterparty and settlement risk” is listed as an additional risk for each applicable Fund.

Derivatives risk - summary

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Derivatives risk – full

Derivatives risk – These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk.  They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund or Master Fund’s Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment.  The Fund or Master Fund’s Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund or Master Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund or Master Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund’s portfolio.  If the Fund or Master Fund’s Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful.

f.
The summary lists value investing and emerging markets as principal risks, but does not specify in the section on strategies the principal strategies that give rise to these risks.  Please revise the strategies section to address these ambiguities.

Response:    The Registrant has removed “investment value style risk” and “emerging markets risk” as principal risks and has placed them as additional risks with the Item 9 disclosure.

g.
The summary lists mid market capitalization as a principal risk, but does not specify in the section on strategies the principal strategy that give rise to this risk, other than a general reference to investments in issuers of all capitalizations.  Please revise the strategies section to address this ambiguity.

Response:    The Registrant believes that “mid-capitalization investing risk” is a principal risk of the Fund and the current disclosure indicating investments in markets of all capitalizations is presumptively inclusive of mid-market capitalization risk and, therefore, sufficient.

4.  JNL/BlackRock Global Allocation Fund (pp. 50a-50d)

a.
The section on strategies in the summary notes that “equity securities” includes “instruments whose price is linked to the value of common stock.”  To avoid confusion, please refer to such instruments as derivatives.

Response:    The Registrant has added the underscored language below to the first paragraph of the section “Principal Investment Strategies” to clarify the statement.  The underscored statement has also been added to the Item 9 “Principal Investment Strategies” section.

Principal Investment Strategies.  The Master Fund invests in a portfolio of equity, debt and money market securities. Generally, the Master Fund’s portfolio will invest in both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.  The Master Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

b.
The response to Item 9 requirements for this fund indicate that derivatives may be entered into for a variety of reasons, including enhancing returns, while the summary section on strategies only refers to derivatives as a means of managing exposure to foreign currencies.  Please reconcile the discrepancy.

Response:    Please see Registrant’s response to comment 4a above.

c.	The first three sentences of the strategies section in the summary refers to a “benchmark.” Please delete these sentences as neither is permitted or allowed by Item 4.

Response:    The Registrant is not aware of any reference in the first three sentences of the summary referring to a “benchmark” and therefore cannot appropriately respond to this comment.

d.
The principal risks section lists small cap investing, mid cap investing, loans and emerging market risks but omits the strategies that gives rise to these risks.  Please revise the prospectus to address these ambiguities.

Response:    The Registrant believes that “small-cap investing risk” and “mid-capitalization investing risk” are principal risks of the Fund and the current disclosure indicating investments in markets of all capitalizations is sufficient.

The Registrant has added the underscored language to the end of the second paragraph of the summary section of the “Principal Investment Strategies”.  This statement has also been added to the Item 9 “Principal Investment Strategies.”

At any given time, however, the Master Fund may emphasize either debt securities or equity securities. In selecting equity investments, the Master Fund mainly seeks securities that Fund management believes are undervalued. The Master Fund may buy debt securities with varying maturities. The Master Fund may invest up to 35% of its total assets in high yield or junk bonds.  Junk bonds are fixed-income securities rated below investment-grade by independent rating agencies or are bonds that are unrated but that Master Fund management believes are of comparable quality.  The Master Fund may invest in corporate loans.

The Registrant believes that the strategies provided in the third and fourth paragraphs of the summary section of the “Principal Investment Strategies” address the strategy of investment in emerging markets.

When choosing investments, Master Fund management considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Master Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Master Fund may invest in the securities of companies of any market capitalization. The Master Fund may also invest in Real Estate Investment Trusts (“REITs”). Market capitalization is the number of shares of a company’s stock, multiplied by the price per share of that stock. Market capitalization is a measure of a company’s size.

Generally, the Master Fund will invest primarily in the securities of corporate and governmental issuers located anywhere in the world.  The Master Fund may emphasize foreign securities when Master Fund management expects these investments to outperform U.S. securities. When choosing investment markets, Master Fund management considers various factors, including economic and political conditions, potential for economic growth and possible changes in currency exchange rates.  In addition to investing in foreign securities, the Master Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. From time to time, the Master Fund may own foreign cash equivalents or foreign bank deposits as part of the Master Fund’s investment strategy.  The Master Fund will also invest in non-U.S. currencies, however, the Master Fund may underweight or overweight a currency (relative to the Reference Benchmark) based on the Master Fund management team’s outlook. The Master Fund may also invest in non-convertible debt securities. Non-convertible debt securities will generally be longer-term securities with the potential for capital appreciation through changes in interest rates, exchange rates or the general perception of the creditworthiness of issuers in certain countries.  The Master Fund may also invest in non-convertible debt securities to generate income.

e.	Please confirm supplementally that no updated performance information will be made available or provide additional information in the prospectus as to how that updated information may be obtained.

Response:    The Trust confirms that the Funds do not advertise fund performance.  Jackson only advertises sub-account performance in accordance with Form N-4, Item 21.

f.	In the Expenses section on page 50a, please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A.

Response:    The Registrant confirms that there are no undisclosed breakpoint discounts with regard to any Fund.  Of course, all fee waivers and reimbursements for each Fund, including the Feeder Funds, are fully disclosed.

g.
In footnote 2 to the fund operating expenses table on page 50a, please explain to staff why the waiver is described as “currently” .66%.  Can this amount be adjusted downward within the one year contractual period?  If so, please remove the footnote inasmuch as the waiver is not truly contractual.  Assuming the waiver is contractual, please clarify more precisely the nature and scope of the waiver so an investor can understand how the 66 BP figure is arrived at.  Please also clarify whose Board of Trustees (this fund’s as opposed to the master fund’s?) can terminate the waiver arrangements described in footnote 2 to the fee table and under what circumstances.  Can the waiver be terminated within the first 12 months of effectiveness?  See Form N-1A, Item 3, Instruction 3(e).

Response:    The Registrant has removed the word “currently” from the fund operating expenses table.

The waiver shall remain in place for as long as the Master-Feeder structure is in place and the Board of Trustees does not amend or terminate.  However, the Board of Trustees for the JNL/BlackRock Global Allocation Fund can amend or terminate the waiver arrangement no more frequently than annually.

h.	Please clarify if the example (on page 50a) appropriately reflects the waiver arrangement referred to in footnote 2 to the fee table.

Response:    The Registrant confirms that fee waiver/reimbursement arrangements are reflected in the example and that such waivers are reflected only for the length of the waiver.

i.
In the principal risks summary (on pp. 50b-50c), please address risks raised by investment in REITs inasmuch as such investments are listed in the principal strategies summary on page 50b.  Please make this same change in the Item 9 principal risks disclosure on page 269.

Response:    The Registrant has added “real estate investment risk” as a principal risk.  Registrant has moved this risk from an additional risk to the Item 9 principal risks disclosure.

j.	Please confirm that the master fund’s performance (on page 50d) does not reflect waivers at the feeder fund level.

Response:    The Registrant confirms that master fund’s performance does not reflect waivers at the feeder fund level.

k.	Please explain to staff why the various indexes have been listed as comparative benchmarks in the average annual total returns table on page 50d.

Response:    The comparative benchmarks are part of the Reference Benchmark that is referenced in the “Principal Investment Strategies.”  They are not serving as individual benchmarks, but as components of the Reference Benchmark and regarded as necessary to make the Reference Benchmark meaningful.  As noted in the “Principal Investment Strategies” section, the Reference Benchmark is an unmanaged weighted index comprised as follows: 36% of the Standard & Poor’s (“S&P”) 500 Index; 24% FTSE World Index (Ex-U.S.) Equities; 24% BofA Merrill Lynch Treasury Index GA05; and 16% Citigroup Non-US Dollar World Government Bond Index.

5.  JNL/Goldman Sachs U.S. Equity Flex Fund (pp. 84a-84c)

a.	Please explain to staff why the principal investment strategies have changed and how shareholders have been notified of the change. Please confirm that no shareholder vote is required for the change.

Response:    The JNL Series Trust Board of Trustees (“Board”) approved a change to the Fund’s investment strategy.  The change in strategy was a result of the change in sub-adviser.  The significant difference between the old principal investment strategies of the Fund and the new principal investment strategies is the market capitalization of the companies in which the Fund may invest.

A written notice will mailed to all shareholders of the JNL/Credit Suisse Long/Short Fund regarding the sub-adviser change and investment strategy change on or about August 16, 2010 pursuant to Registrant’s reliance on the multi-manager Investment Company Act Release No. 25997.

The Registrant confirms that shareholder approval is not required for this change since the change did not involve a change to the fundamental strategy of the Fund.

b.	Please clarify the first sentence of the principal investment strategies summary on page 84a, i.e., explain the intent of the term “versus.”

Response:    The Registrant has modified the first sentence of the “Principal Investment Strategies” section by deleting the word “versus” (which is stricken for the Commission’s reference) and replacing it with “against” (which is underscored for the Commission’s reference).

The Fund’s principal investment strategy is to invest in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns ~~versus~~ compared to the S&P 500 Index.

c.	The summary lists “leveraging risk” but does not list in the strategies section what the strategies are that give rise to that risk. Please revise accordingly.

Response:    In the fourth paragraph of the “Principal Investment Strategies” in the summary section, the Sub-Adviser believes that this paragraph provides a sufficient basis to list “leveraging risk” as a principal risk.

When the Fund sells a security short, it borrows the security from a lender and then sells it to a third party. To complete or close the short transaction, the Fund must acquire the same security in the market and return it to the lender.  If the Fund can close the transaction by buying the security at a price lower than the price paid by the third party, a profit results; however, if the price rises, a loss occurs.  When the Fund makes a short sale, the Fund may use all or a portion of the cash proceeds of the short sale to purchase additional securities or for any other Fund purpose.  This is a form of leverage, and when the Fund does this, it is required to pledge replacement collateral as security to the broker, and may use securities it owns to meet any such collateral obligations.

d.
Given that the principal investment strategies give substantial discretion to the sub-adviser, please consider adding management risk to the principal investment risks summary and to Item 9 disclosure on page 313.

Response:    The Registrant has added “managed portfolio risk” to the principal risk for this fund.  This risk has also been added to the Item 9 disclosure.

6.  Additional Information About the Funds – Global Allocation Fund (p. 269)

This section does not list liquidity risk as a principal risk even though the summary does.  Please resolve this discrepancy.

Response:    “Liquidity risk” is listed as an additional risk in the Item 9 “Additional Information About the Funds”.  It is not listed as a principal risk in the summary section.

7.  Additional Information About the Funds – U.S. Equity Flex Fund (p. 269)

This section does not list derivatives as a principal strategy even though the summary does.  Please resolve this discrepancy.

Response:    The principal strategy in the summary description for this fund does not list derivatives.  Derivatives are only mentioned in the definition of leveraging risk under principal risks in the summary.  Derivatives risk is listed as an additional risk in the Item 9 section.

8.  Statement of Additional Information (SAI)

a.	Please update the SAI to reflect appropriate dates, compensation, fees, and any other changes.

Response:    The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

b.	Please confirm to staff that required Item 20 portfolio manager disclosure is provided and updated for all portfolio managers named in the fund prospectuses.

Response:    The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

c.
Please confirm to staff that the Registrant has complied with the new requirements for Form N-1A, Item 17, set forth in the Proxy Disclosure Enhancements rule, Securities Act Release No. 9089 (Dec. 16, 2009), 74 FR 68334 (Dec. 23, 2009).

Response:    The Registrant confirms that it has complied with the new requirements for Form N-1A, Item 17, set forth in the Proxy Disclosure Enhancement rule, Securities Act Release No. 9089 (December 16, 2009), 74 FR 68334 (December 23, 2009).

9.  Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response:    The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

10.  Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:    The Registrant included the above representations in their initial 485APOS filing on May 25, 2010.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Summary Prospectus – Comment 2a

Summary Prospectus
October 11, 2010

JNL/BlackRock Commodity Securities Fund
(formerly, JNL/Credit Suisse Commodity Securities Fund)
(the “Fund”)
Class A and B

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at www.jackson.com You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com .  The current Prospectus dated and SAI, both dated October 11, 2010 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/BlackRock Commodity Securities Fund is to seek long-term capital growth.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	0.82%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	0.01%
Acquired Fund Fees and Expenses*	0.02%
Total Annual Fund Operating Expenses	1.05%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	0.82%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.01%
Acquired Fund Fees and Expenses*	0.02%
Total Annual Fund Operating Expenses	0.85%

* Amount represents the Fund’s pro-rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years	5 years	10 years
$107	$334	$579	$1,283

Class B
1 year	3 years	5 years	10 years
$87	$271	$471	$1,049

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period	Class A
1/1/2009 – 12/31/2009	108%

Summary Prospectus – Comments 3a, 3c, 3e and 3f

Period	Class B
1/1/2009 – 12/31/2009	108%

Principal Investment Strategies. The Fund seeks to meet its objective by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% of its total assets in each strategy.  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials.  The “Commodity Strategy” will focus on investments in commodity securities.

To gain exposure in natural resources, the Fund will invest in companies active in the extraction, production, processing and trading of natural resources, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products (e.g. fertilizer and chemicals); containers and packaging, as well as, companies in the energy resources sector.  The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities.

To gain exposure to commodities, the Fund may invest in certain securities, instruments or derivatives that provide exposure to commodities, including, but not limited to: commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options.  The Fund may hold a portion of its portfolio in fixed-income securities.  The Fund does not intend to invest directly in commodities.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Commodity risk – Commodities investments and/or commodity-linked derivative instruments, especially if leveraged, may entail greater volatility from a variety of causes than traditional securities.
•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks , including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested .  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing inequities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuatation in response to events affecting that industry.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

Summary Prospectus – Comment 3d

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•
Natural resource related securities risk – Because the Fund concentrates its investments in natural resource related securities, the Fund is subject to the risks associated with natural resource investments in addition to the general risk of the stock market. This means the Fund is more vulnerable to the price movements of natural resources and factors that particularly affect the oil, gas, mining, energy, chemicals, paper, steel or agriculture sectors than a more broadly diversified fund. Because the Fund invests primarily in companies with natural resource assets, there is the risk that the Fund will perform poorly during a downturn in natural resource prices.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Precious metals related securities risk – Prices of precious metals and of precious metal related securities historically have been very volatile. The high volatility of precious metal prices may adversely affect the financial condition of companies involved with precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals. Other factors that may affect the prices of precious metals and securities related to them include changes in inflation, the outlook for inflation and changes in industrial and commercial demand for precious metals.

•	Prepayment risk – During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.
•
Sector risk – Investment of a significant portion in the securities of companies involved in the financial services sector carries greater risk of adverse developments in general economic conditions, legal, cultural or technological developments. in a sector affecting performance.

Performance.  The information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1 year compare with those of a broad measure of market performance.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.

The returns shown in the bar chart and table do not include charges that will be imposed by variable insurance products.  If these amounts were reflected, returns would be less than those shown.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Returns shown for the period prior to June 15, 2009 reflect the results achieved by the Fund’s previous investment strategy.

The S&P 500 Index is the Standard & Poor’s 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices.

Effective May 7, 2009, UBS AG acquired the Dow Jones-AIG Commodity (Total Return) Index and renamed it Dow Jones-UBS Commodity Index.  The Dow Jones-UBS Commodity Index is composed of futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (“LME”).

The MSCI World Composite Index is an index of indices with similar objectives as the Natural Resources Portfolio’s general investment categories. The following indexes are used to calculate the composite index: the MSCI Metals & Mining Index, 50%, MSCI Oil & Gas Index, 25%, MSCI Paper & Forest Index, 15%, and the MSCI Chemicals Index, 10%.

MSCI Metals & Mining Index is a global industry index for the metals and mining industry.

MSCI Oil & Gas Index is a global industry index for the oil and gas industry.

MSCI Paper & Forest Index is a global industry index for the paper and forest industry.

MSCI Chemicals Index is a global industry index for the chemicals industry.

Effective October 5, 2009, for consistency with the Fund’s strategy change, the Fund replaced the S&P 500 Index with the Dow Jones-UBS Commodity Index as its benchmark.

Summary Prospectus – Comment 2a

Average Annual Total Returns as of December 31, 2009
	1 year	Life of Fund (January 16, 2007)
JNL/BlackRock Commodity Securities Fund (Class A)	50.17%	0.56%
S&P 500 Index	26.46%	-6.03%
Dow Jones-UBS Commodity Index	18.91%	-2.31%
MSCI World Composite Index	52.10%	1.06%

Average Annual Total Returns as of December 31, 2009
	1 year	Life of Class (January 16, 2007)
JNL/BlackRock Commodity Securities Fund (Class B)	50.34%	0.75%
S&P 500 Index	26.46%	-6.03%
Dow Jones-UBS Commodity Index	18.91%	-2.31%
MSCI World Composite Index	52.10%	1.06%

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
BlackRock Investment Management, LLC

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Robert M. Shearer, CFA	1997	Managing Director of BlackRock, Inc.
Robert Shimell	2004	Director

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Summary Prospectus – Comment 2a and 4g

Summary Prospectus
October 11, 2010

JNL/BlackRock Global Allocation Fund
(the “Fund”)
Class A and B

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at www.jackson.com You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com .  The current Prospectus dated and SAI, both dated October 11, 2010 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

The shares of the JNL/BlackRock Global Allocation Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective The JNL/BlackRock Global Allocation Fund seeks high total investment return through exclusive investment in BlackRock Global Allocation Portfolio (the “Master Global Allocation Fund” or “Master Fund”), a series of BlackRock Series Fund, Inc.

Expenses. This table describes the fees and expenses that you may pay if you buy and hold shares of the Feeder Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A1
Management/Administrative Fee	1.40%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses*	0.19%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses	1.81%
Less waiver/reimbursement2	0.66%
Total Annual Net Expenses	1.15%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B1
Management/Administrative Fee	1.40%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.19%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses	1.61%
Less waiver/reimbursement2	0.66%
Total Annual Net Expenses	0.95%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
1	The fee table and the example reflect the expenses of both the Feeder Fund and the Master Fund.
2
JNAM has entered into a contractual agreement with the Feeder Fund under which it will waive a portion (0.66%) of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services. This fee waiver will continue as long as the Feeder Fund is part of a master-feeder fund structure, but in any event, the waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver.

Summary Prospectus – Comment 4a, 4b and 4d

Expense Example. (1) This example is intended to help you compare the cost of investing in the Feeder Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Feeder Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years
$117	$505

Class B
1 year	3 years
$97	$443

(1) The example reflects the aggregate expenses of both the Feeder Fund and the Master Fund.

Portfolio Turnover (% of average value of portfolio).  The Master Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period	Master Fund
1/1/2009 -12/31/2009	39%

Principal Investment Strategies.  The Master Fund invests in a portfolio of equity, debt and money market securities. Generally, the Master Fund’s portfolio will invest in both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.   The Master Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns .

At any given time, however, the Master Fund may emphasize either debt securities or equity securities. In selecting equity investments, the Master Fund mainly seeks securities that Fund management believes are undervalued. The Master Fund may buy debt securities with varying maturities. The Master Fund may invest up to 35% of its total assets in high yield or junk bonds.  Junk bonds are fixed-income securities rated below investment-grade by independent rating agencies or are bonds that are unrated but that Master Fund management believes are of comparable quality.   The Master Fund may invest in corporate loans.

When choosing investments, Master Fund management considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Master Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Master Fund may invest in the securities of companies of any market capitalization. The Master Fund may also invest in Real Estate Investment Trusts (“REITs”). Market capitalization is the number of shares of a company’s stock, multiplied by the price per share of that stock. Market capitalization is a measure of a company’s size.

Generally, the Master Fund will invest primarily in the securities of corporate and governmental issuers located anywhere in the world.  The Master Fund may emphasize foreign securities when Master Fund management expects these investments to outperform U.S. securities. When choosing investment markets, Master Fund management considers various factors, including economic and political conditions, potential for economic growth and possible changes in currency exchange rates.  In addition to investing in foreign securities, the Master Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. From time to time, the Master Fund may own foreign cash equivalents or foreign bank deposits as part of the Master Fund’s investment strategy.  The Master Fund will also invest in non-U.S. currencies, however, the Master Fund may underweight or overweight a currency (relative to the Reference Benchmark) based on the Master Fund management team’s outlook. The Master Fund may also invest in non-convertible debt securities. Non-convertible debt securities will generally be longer-term securities with the potential for capital appreciation through changes in interest rates, exchange rates or the general perception of the creditworthiness of issuers in certain countries.  The Master Fund may also invest in non-convertible debt securities to generate income.

The Master Fund’s composite Reference Benchmark has at all times since the Master Fund’s formation included a 40% weighting in non-U.S. securities.  The Reference Benchmark is an unmanaged weighted index comprised as follows: 36% of the Standard & Poor’s (“S&P”) 500 Index; 24% FTSE World Index (Ex-U.S.) Equities; 24% BofA Merrill Lynch Treasury Index GA05; and 16% Citigroup Non-US Dollar World Government Bond Index.  Throughout its history, the Master Fund has maintained a weighting in non-U.S. securities, often exceeding the 40% Reference Benchmark weighting and rarely falling below this allocation. Under normal circumstances, the Master Fund anticipates it will continue to allocate a substantial amount (approximately 40% or more — unless market conditions are not deemed favorable by Master Fund Management, in which case the Master Fund would invest at least 30%) — of its total assets in securities (i) of foreign government issuers; (ii) of issuers organized or located outside the U.S.; (iii) of issuers which primarily trade in a market

Summary Prospectus – Comment 4i

•	Loans risk – Bank loans, corporate loans, loan participations and assignments involve credit risk, interest rate risk, liquidity risk, and the general risks of being a lender.
•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Real estate investment risk – An investment in the Fund may be closely linked to the performance of the real estate markets and share prices may rise and fall more than the value of shares of a fund invested in a broader range of companies.

•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•
Subsidiary risk – By investing in the Subsidiary, the Master Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The commodity-related instruments held by the Subsidiary are generally similar to those that are permitted to be held by the Master Fund and are subject to the same risks that apply to similar investments if held directly by the Master Fund (see “Commodity Risk” above). There can be no assurance that the investment objective of the Subsidiary will be achieved. The Subsidiary is not registered under the Investment Company Act of 1940, as amended (“1940 Act”), and, unless otherwise noted in this prospectus, is not subject to all the investor protections of the 1940 Act. However, the Master Fund wholly owns and controls the Subsidiary, and the Master Fund and the Subsidiary are both managed by BlackRock, making it unlikely that the Subsidiary will take action contrary to the interests of the Master Fund and its shareholders. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Master Fund and/or the Subsidiary to operate as described in this prospectus and the Statement of Additional Information (“SAI”) and could adversely affect the Master Fund.

Performance.  The Feeder Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Feeder Fund.

Performance for the Feeder Fund will be available in the prospectus in the future.

The information provides some indication of the risks of investing in the Master Fund by showing changes in the Master Fund’s performance from year to year and by showing how the Master Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.  The Master Fund’s past performance is not necessarily an indication of how the Master Fund will perform in the future.

The returns shown in the bar chart and table do not include charges that will be imposed by variable insurance products.  If these amounts were reflected, returns would be less than those shown.

Summary Prospectus – Comment 2a

Master Fund Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	5 years	10 years
Class I	%	%	%
FTSE World Index (Ex-U.S.) Equities	%	%	%
Citigroup World Government Bond Index	%	%	%
S&P 500 Index
BofA Merrill Lynch Treasury Index GA05
Citigroup Non-US Dollar World Government Bond Index

Management.

Investment Adviser to the Feeder Fund:
Jackson National Asset Management, LLC

Currently, JNAM provides those services that are normally provided by a fund’s investment adviser with the exception of portfolio management.  See page _____ for more information regarding management of the Feeder Fund.

Investment Adviser to the Master Fund:
BlackRock Investment Management, LLC

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Dennis W. Stattman	1989	Managing Director of BlackRock, Inc.
Dan Chamby	2004	Managing Director of BlackRock, Inc.
Romualdo Roldan	2006	Managing Director of BlackRock, Inc.

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Prospectus – Comment 3a and 3c

JNL/BlackRock Commodity Securities Fund (formerly, JNL/Credit Suisse Commodity Securities Fund)
Class A and B

Investment Objective.  The investment objective of the JNL/BlackRock Commodity Securities Fund is to seek long-term capital growth.

Principal Investment Strategies.  The Fund seeks to meet its objective by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% of its total assets in each strategy.  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials.  The “Commodity Strategy” will focus on investments in commodity securities.

To gain exposure in natural resources, the Fund will invest in companies active in the extraction, production, processing and trading of natural resources, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products (e.g. fertilizer and chemicals); containers and packaging, as well as, companies in the energy resources sector.  The Fund may invest in companies that obtain the majority of their revenues by financing the foregoing activities.

To gain exposure to commodities, the Fund may invest in certain securities, instruments or derivatives that provide exposure to commodities, including, but not limited to: commodity-linked derivative instruments, commodity-linked structured notes, futures, forwards, and options.  The Fund may hold a portion of its portfolio in fixed-income securities.  The Fund does not intend to invest directly in commodities.

Natural Resources Strategy.  The Natural Resources Strategy of the Fund follows quantitative portfolio management techniques rather than a traditional fundamental equity research approach.  The Fund's portfolio managers select securities for the Fund using proprietary quantitative models, which are designed to:

•
forecast the expected relative return of stocks by analyzing a number of fundamental factors, including a company’s relative valuation, use of capital, balance sheet quality, profitability, realized and expected growth potential and earnings and price momentum;

•	identify stocks likely to suffer price declines if market conditions deteriorate and limit the Fund’s overall exposure to such low quality stocks; and

•	help determine the Fund’s relative exposure to different industry sectors by analyzing sector performance under different market scenarios.

The Natural Resources Strategy will invest in U.S. and foreign securities.  To effectively manage cash, including subscriptions and redemptions, and foreign currency, the Natural Resources Strategy may also invest in Exchange Traded Funds, and options and futures.  Due to volatility in the natural resources and commodities markets, there can be no guarantee that the Natural Resources Strategy will outperform the customized MSCI benchmark in the future.

Commodities Strategy.  The Commodities Strategy seeks total return and is designed to achieve positive total return relative to the performance of the Dow Jones UBS Commodity Index Total Return (DJ-UBS Index).  To pursue this goal, it primarily invests in commodity-linked derivative instruments.  To meet coverage and collateral requirements associated with these derivative investments, and invest excess cash, the Fund may hold a portion of its portfolio in fixed-income securities.  To comply with the Internal Revenue Code of 1986, as amended, the commodity-linked derivatives purchased will primarily be commodity-linked structured notes, and the Fund will limit its direct investments in commodity-linked swap agreements and futures such that the income derived from commodity-linked swap agreements and futures is limited to a maximum of 10% of the Fund’s annual gross income.

Prospectus – Comment 3d and 3f

A commodity-linked structured note contains a return component based on a security, index, or other measure.  Performance of the particular index will affect performance of the commodity-linked structured note.  These notes may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities.  A portion of the commodity-linked structured notes may be tied to the DJ-UBS Index, which is an index comprised of commodity futures, including, but not limited to: aluminum; coffee; gold, natural gas, silver, unleaded gasoline, and wheat.  The commodities in the DJ-UBS Index may change.  The principal value of commodity-linked structured notes held by the Commodities Portfolio is expected to equal between 0% and 25% of the Commodities Strategy’s net assets at the time of investment, which percentage may be higher or lower as the value of the DJ-UBS Index changes.

Investments in other commodity-linked derivative instruments may have different exposures to other commodities.  The Commodities Strategy may purchase single commodity-related instruments, such as, futures contracts on oil.  It should be noted that other commodity-linked derivative instruments may have different contract terms, such as different roll dates, reset dates, or contract months other than those specified by a particular commodity index.  As a result, the commodity-linked derivatives component may deviate from the returns of the DJ-UBS Index.  Due to volatility in the commodities and natural resources markets, there can be no guarantee that the Commodity Strategy will outperform the DJ-UBS Index.

The Fund may invest, irrespective of currency and regardless of the issuer’s country of origin, in convertible bonds and warrants, rights, provided that the associated rights confer entitlement to the subscription of shares in companies in which the Fund is permitted to invest under terms of its investment policy.  Furthermore, the Fund may invest in listed and equity-linked notes, which is an instrument whose return is determined by the performance of a single equity security, a basket of equity securities, or an equity index, provided the underlying equities relate to companies permitted under the terms of the Fund’s investment policy.  Investments in equity-linked notes, together with convertible bonds and warrants may not exceed 15% of the net assets of the Fund.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Commodity risk
•	Credit risk
•	Derivatives risk
•	Equity securities risk
•	Foreign securities risk
•	Industry concentration risk
•	Interest rate risk
•	Liquidity risk
•	Market risk
•	Mid-capitalization risk
•	Natural resource related securities risk
•	Non-diversification risk
•	Precious metals related securities risk
•	Prepayment risk
•	Sector risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Prospectus – Comment 3f

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Asset-based securities risk
•	Borrowing risk
•	Convertible securities risk
•	Counterparty and settlement risk
•	Currency risk
•	Depositary receipts risk
•	Emerging markets risk
•	Illiquid securities risk
•	Indexed and inverse securities risk
•	Investment in other investment companies risk
•	Investment value style risk
•	Leveraging risk
•	Market risk
•	Model risk
•	Repurchase agreements, purchase and sale contracts risk
•	Restricted securities risk
•	Rule 144A securities risk
•	Small cap investing risk
•	Tax risk
•	Temporary defensive positions and large cash positions
•	When-issued and delayed delivery securities and forward commitments risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The Sub-Adviser to the JNL/BlackRock Commodity Securities Fund is BlackRock Investment Management, LLC, located at 800 Scudders Mill Road, Plainsboro, New Jersey, 08536.

Robert Shearer, Managing Director and portfolio manager, is the lead portfolio manager for the Equity Dividend Fund and the BlackRock Natural Resources Fund.  Mr. Shearer’s service with the firm dates back to 1997, including his years with Merrill Lynch Investment Managers (MLIM), which merged with BlackRock in 2006. At MLIM, he managed the Merrill Lynch World Natural Resources Portfolio. Prior to joining MLIM, Mr. Shearer was a vice president with David L. Babson & Company, Inc., at Concert Capital Management, Inc. as a Vice President and Sector Manager and at Fiduciary Trust Company International as a Vice President.  Mr. Shearer earned a BSc degree in economics at the University of Wisconsin in 1978, an MA degree in international management at Thunderbird, School of Global Management in 1982, and an MBA degree from the University of Wisconsin in 1985.

Robert Shimell, Director and investment strategist, is a member of BlackRock’s Institutional Index Equity team. Mr. Shimell’s service with the firm dates back to 2004, including his years with Barclays Global Investors (BGI), which merged with BlackRock in 2009. At BGI, he was an investment strategist in the Institutional Index Equity team. Prior to joining BGI, he was a business analyst and project manager at Invesco UK Limited.  Mr. Shimell earned a degree, with first class honours, in construction and project management from University College London in 1999 and an MSc degree, with distinction, in international securities, investment and banking from the ICMA Business School for Financial Markets in 2004.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

A discussion regarding the Board of Trustees’ basis for approving the sub-advisory agreement is available in the Fund’s Semi-Annual Report dated June 30, 2010.

Prospectus – Comment 4a and 4d

JNL/BlackRock Global Allocation Fund
Class A and B

Investment Objective.  The JNL/BlackRock Global Allocation Fund seeks high total investment return through exclusive investment in BlackRock Global Allocation Portfolio, a series of BlackRock Series Fund, Inc.

Investment Process.  In making investment decisions, Master Fund management tries to identify the long term trends and changes that could benefit particular markets and/or industries relative to other markets and industries. Fund management will consider a variety of factors when selecting the markets, such as the rate of economic growth, natural resources, capital reinvestment and the social and political environment.

In deciding between equity and debt investments, Master Fund management looks at a number of factors, such as the relative opportunity for capital appreciation, capital recovery risk, dividend yields and the level of interest rates paid on debt securities of different maturities.

In selecting real assets (like real estate or precious metals-related securities), Master Fund management identifies real assets that it believes will increase in value because of economic trends and cycles or political or other events.

In selecting stocks and other securities that are convertible into stocks, Master Fund management emphasizes stocks that it believes are undervalued. Master Fund management places particular emphasis on companies with below average price/earnings ratios or that may pay above average dividends.

Master Fund management will invest in “junk” bonds, corporate loans and distressed securities only when it believes that they will provide an attractive total return, relative to their risk, as compared to higher quality debt securities.

Master Fund management will invest in distressed securities when Master Fund management believes they offer significant potential for higher returns or can be exchanged for other securities that offer this potential. However, there can be no assurance that the Master Fund will generally achieve these returns or that the issuer will make an exchange offer or adopt a plan of reorganization.

Principal Investment Strategies.  The Master Fund seeks to achieve its objective by investing in both equity and debt securities, money market securities and other short-term securities or instruments, of issuers located around the world. There is no limit on the percentage of assets the Master Fund can invest in a particular type of security.  Generally, the Master Fund seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. Except as described below, the Master Fund has no geographic limits on where its investments may be located. This flexibility allows Master Fund management to look for investments in markets around the world that it believes will provide the best relative asset allocation to meet the Master Fund’s objective. The Master Fund may invest in securities of any market capitalization. The Master Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns .

The Master Fund may also invest in REITs.  REITs are companies that own interests in real estate or in real estate related loans or other interests, and have revenue primarily consisting of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. REITs can generally be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs. REITs are not taxed on income distributed to shareholders provided they comply with the requirements of the Internal Revenue Code of 1986, as amended.

Master Fund management uses the Master Fund’s investment flexibility to create a portfolio of assets that, over time, tends to be relatively balanced between equity and debt securities and that is widely diversified among many individual investments.  The Fund may invest in both developed and emerging markets.  As of December 31, 2009, the Master Fund was invested in 43 different countries with approximately 57.94% of its net assets invested outside the United States.  In addition to investing in foreign securities, the Master Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. The Master Fund will also invest in non-U.S. currencies, however, the Master Fund may underweight or overweight a currency (relative to the Reference Benchmark) based on the Master Fund management team’s outlook. The Master Fund may also invest in non-convertible debt securities. Non-convertible debt securities will generally be longer-term securities with the potential for capital appreciation through changes in interest rates, exchange rates, or the general perception of the creditworthiness of issuers in certain countries.  The Fund may also invest in non-convertible debt securities to generate income.   The Master Fund may invest in corporate loans.

Prospectus – Comment 4i

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks do not provide any assurance either of the Master Fund’s investment in any particular type of security, or assurance of the Master Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio, the Master Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or investment techniques of the Master Fund’s investment adviser otherwise failing to achieve the Master Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Call risk
•	Commodity risk
•	Credit risk
•	Derivatives risk
•	Emerging markets risk
•	Equities securities risk
•	Extension risk
•	Foreign securities risk
•	Interest rate risk
•	High yield bonds, lower-rated bonds, and unrated securities
•	Loans risk
•	Market risk
•	Mid-capitalization investing risk
•	Non-diversification risk
•	Real estate investment risk
•	Small cap investing risk
•	Subsidiary risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Borrowing risk
•	Convertible securities risk
•	Currency risk
•	Expense risk
•	Indexed and inverse securities risk
•	Investment in other investment companies risk
•	Leveraging risk
•	Liquidity risk
•	Mortgage-backed and mortgage-related securities risk
•	Precious metal related securities risk
•	Preferred stock risk
•	Repurchase agreements, purchase and sale contracts risk
•	Risk arbitrage securities and distressed companies
•	Short sales risk
•	Sovereign debt risk
•	Standby commitment agreements risk.
•	Temporary defensive positions and large cash positions

Prospectus – Comment 3e

GLOSSARY OF RISKS

Derivatives risk – These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.   Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk.  They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.   The Fund or Master Fund’s Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment.  The Fund or Master Fund’s Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund or Master Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund or Master Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund’s portfolio.  If the Fund or Master Fund’s Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful.

Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  There may be government policies that restrict investment by foreigners, and a higher risk of a government taking private property.  Low or nonexistent trading volume in securities of issuers may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to greater risk of adverse changes in earnings and business prospects than are companies in developed markets.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing inequities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

European investing risk – Europe includes both developed and emerging markets. Most developed countries in Western Europe are members of the European Union (EU), and many are also members of the European Economic and Monetary Union (EMU). The EMU imposes tight fiscal and monetary controls on its members or requires it for EMU membership.  Performance is expected to be closely tied to social, political, and economic conditions within Europe and to be more volatile than the performance of more geographically diversified funds.

Expense risk – Fund expenses are subject to a variety of factors, including fluctuations in the Fund’s net assets. Accordingly, actual expenses may be greater or less than those indicated. For example, to the extent that the Fund’s net assets decrease due to market declines or redemptions, the Fund’s expenses will increase as a percentage of Fund net assets. During periods of high market volatility, these increases in the Fund’s expense ratio could be significant.

Extension risk – When interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

Summary Prospectus – Comment 2a

Summary Prospectus
October 11, 2010

JNL/Goldman Sachs U.S. Equity Flex Fund
(formerly, JNL/Credit Suisse Long/Short Fund)
(the “Fund”)
Class A and B

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at www.jackson.com You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com .  The current Prospectus dated and SAI, both dated October 11, 2010 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Goldman Sachs U.S. Equity Flex Fund is long-term capital appreciation.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	0.95%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses*	0.39%
Acquired Fund Fees and Expenses**	0.01%
Total Annual Fund Operating Expenses	1.55%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.39%
Acquired Fund Fees and Expenses**	0.01%
Total Annual Fund Operating Expenses	1.35%

* Other expenses are based on amounts incurred during the period ended December 31, 2009. The amount includes the costs associated with the Fund's short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the Fund incurs borrowing fees related to short sale transactions. The annualized amounts of dividend expense on short sales and borrowing fees related to short sales for the period were 0.29% and 0.08%, respectively.  The Fund's actual dividend expense and borrowing fees on securities sold short in future periods may be significantly higher or lower than the amounts above due to, among other factors, the extent of the Fund's short positions, the actual dividends paid with respect to the securities the Fund sells short, and the actual timing of the Fund’s short sale transactions, each of which is expected to vary over time.
** Amount represents the Fund’s pro-rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years	5 years	10 years
$158	$490	$845	$1,845

Class B
1 year	3 years	5 years	10 years
$137	$428	$739	$1,624

Summary Prospectus – Comment 5b & 5d

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period	Class A
1/1/2009 – 12/31/2009	909%

Period	Class B
1/1/2009 – 12/31/2009	909%

Principal Investment Strategies. The Fund’s principal investment strategy is to invest in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index.

The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.  This strategy offers the portfolio management team increased flexibility in expressing their views, whether positive or negative, on certain issuers. The Sub-Adviser intends to maintain a net long exposure (the market value of long positions minus the market value of short positions divided by the total market value of the portfolio) of approximately 100% and a beta of 1. The Sub-Adviser will normally target long positions of 130% of the Fund’s net assets, and short positions of 30% of the Fund’s net assets, but may vary from these targets.

Beta is a measure of a stock’s volatility relative to the volatility of the market.  The Fund that has the same volatility as that of the market has a beta of 1.  If the Fund has a beta less than 1, the Fund is less volatile than the market. On the other hand, the Fund that has a beta greater than 1 is more volatile than the market.  For this Fund, the market is considered to be all of the stocks included in the S&P 500 Index.

When the Fund sells a security short, it borrows the security from a lender and then sells it to a third party. To complete or close the short transaction, the Fund must acquire the same security in the market and return it to the lender.  If the Fund can close the transaction by buying the security at a price lower than the price paid by the third party, a profit results; however, if the price rises, a loss occurs.  When the Fund makes a short sale, the Fund may use all or a portion of the cash proceeds of the short sale to purchase additional securities or for any other Fund purpose.  This is a form of leverage, and when the Fund does this, it is required to pledge replacement collateral as security to the broker, and may use securities it owns to meet any such collateral obligations.

The Sub-Adviser’s investment philosophy is based on the belief that investing should thoughtfully weigh two important attributes of a stock:  price and prospects.  The Sub-Adviser believes a company’s prospective ability to generate high cash flow returns on capital will strongly influence investment success.  The Fund will favor investments in equities that the Sub-Adviser believes are well-positioned, cash-generating businesses run by shareholder-oriented management teams.  Conversely, the Fund will short equities where the Sub-Adviser believes the businesses have limited prospects, such as those facing deteriorating fundamentals and severe headwinds, with limited or no competitive advantage.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Investment value style risk – Value stocks may not increase in price if other investors fail to recognize a company’s value or the factors that are expected to increase the price of a security do not occur. In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for longer periods of time.

•
Leveraging risk – Reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions and derivatives, among others, may give rise to a form of leverage.

•
Managed portfolio risk – As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Short sales risk – Short sales could result in loses greater than the actual cost of the investment. In addition, short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

Performance.  The information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1 year compare with those of a broad measure of market performance.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.

Prospectus – Comment 2a

The returns shown in the bar chart and table do not include charges that will be imposed by variable insurance products.  If these amounts were reflected, returns would be less than those shown.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Average Annual Total Returns as of December 31, 2009
	1 year	Life of Fund (January 16, 2007)
JNL/Goldman Sachs U.S. Equity Flex Fund (Class A)	24.86%	-5.57%
S&P 500 Index	26.46%	-6.03%

Average Annual Total Returns as of December 31, 2009
	1 year	Life of Class (January 16, 2007)
JNL/Goldman Sachs U.S. Equity Flex Fund (Class B)	25.07%	-5.37%
S&P 500 Index	26.46%	-6.03%

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
Goldman Sachs Asset Management, LLC

Portfolio Manager:
Name:	Joined Management Team In:	Title:
Andrew Braun	2005	Managing Director
Sean Gallagher	2005	Managing Director

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Summary Prospectus – Comment 5b

JNL/Goldman Sachs U.S. Equity Flex Fund (formerly, JNL/Credit Suisse Long/Short Fund)
Class A and B

Investment Objective.  The investment objective of the JNL/Goldman Sachs U.S. Equity Flex Fund is long-term capital appreciation.

Principal Investment Strategies.  The Fund’s principal investment strategy is to invest in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index.

The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.  This strategy offers the portfolio management team increased flexibility in expressing their views, whether positive or negative, on certain issuers. The Sub-Adviser intends to maintain a net long exposure (the market value of long positions minus the market value of short positions divided by the total market value of the portfolio) of approximately 100% and a beta of 1. The Sub-Adviser will normally target long positions of 130% of the Fund’s net assets, and short positions of 30% of the Fund’s net assets, but may vary from these targets.

Beta is a measure of a stock’s volatility relative to the volatility of the market.  The Fund that has the same volatility as that of the market has a beta of 1.  If the Fund has a beta less than 1, the Fund is less volatile than the market. On the other hand, the Fund that has a beta greater than 1 is more volatile than the market.  For this Fund, the market is considered to be all of the stocks included in the S&P 500 Index.

When the Fund sells a security short, it borrows the security from a lender and then sells it to a third party. To complete or close the short transaction, the Fund must acquire the same security in the market and return it to the lender.  If the Fund can close the transaction by buying the security at a price lower than the price paid by the third party, a profit results; however, if the price rises, a loss occurs.  When the Fund makes a short sale, the Fund may use all or a portion of the cash proceeds of the short sale to purchase additional securities or for any other Fund purpose.  This is a form of leverage, and when the Fund does this, it is required to pledge replacement collateral as security to the broker, and may use securities it owns to meet any such collateral obligations.

The Sub-Adviser’s investment philosophy is based on the belief that investing should thoughtfully weigh two important attributes of a stock:  price and prospects.  The Sub-Adviser believes a company’s prospective ability to generate high cash flow returns on capital will strongly influence investment success.  The Fund will favor investments in equities that the Sub-Adviser believes are well-positioned, cash-generating businesses run by shareholder-oriented management teams.  Conversely, the Fund will short equities where the Sub-Adviser believes the businesses have limited prospects, such as those facing deteriorating fundamentals and severe headwinds, with limited or no competitive advantage.

Investment Process:

The decision to purchase, hold or short a security is driven by the Sub-Adviser’s fundamental research process. The GSAM Fundamental Equity Value team is comprised of sector specialists organized by industry expertise.  Investment ideas are generated by each member of the team through first-hand fundamental research, and capital is allocated to the most compelling ideas after the team takes the following steps:

Step 1: Research Prioritization. Stock selection begins with research prioritization.  The initial investment universe consists of securities throughout the entire market spectrum and is narrowed by evaluating each security’s valuation, profitability and business characteristics.

Step 2: Rigorous Analysis of Business Fundamentals.  The Fundamental Equity Value team conducts in-depth company research by rebuilding, analyzing and forecasting the financial statements of companies and tests assumptions through meetings and discussions with companies’ management, competitors, customers and suppliers. The team assesses a company’s overall business quality, focusing on its competitive advantage, free cash flow, cost structure, return on invested capital and management quality.

Step 3: Discussion with co-Lead Portfolio Managers and team: Sector specialists prepare formal investment theses, and the team meets daily to discuss these investment ideas.

Step 4: Portfolio Construction: A security’s weighting in the portfolio (as a percentage of the Fund’s total assets) is decided based on its expected return potential relative to its contribution to overall portfolio risk.

Summary Prospectus – Comment 5d

Once a position is in the portfolio, continued analysis is performed on the stock.  The entire Fundamental Equity Value team attends weekly meetings to perform a comprehensive review of the portfolio, and its allocations and positions. Subsequent earnings and business developments are monitored carefully, and additional meetings with the management of the company are conducted.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Investment value style risk
•	Leveraging risk
•	Managed portfolio risk
•	Market risk
•	Short sales risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Counterparty and settlement risk
•	Derivatives risk
•	Industry concentration risk
•	Liquidity risk
•	Mid-capitalization investing risk
•	Portfolio turnover
•	Small cap investing risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The Sub-Adviser to the JNL/Goldman Sachs U.S. Equity Flex Fund is Goldman Sachs Asset Management, L.P. (“GSAM®”), 200 West Street, New York, New York, 10282.  GSAM has been registered as an investment adviser since 1990 and is an affiliate of Goldman, Sachs & Co. (“Goldman Sachs”).  As of December 31, 2009, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $753.4 billion (including seed capital and excluding assets under supervision).

The Fund is managed on a team basis.  The individual members of the team who are primarily responsible for the day-to-day management of the Fund’s portfolio are: